
January 12, 2011

Tina Klocke
Chief Operations and Financial Bear
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, MO 63114

   Re: Build-A-Bear Workshop, Inc.
     Form 10-K for the Fiscal Year Ended January 2, 2010
     Filed March 18, 2010
     File No. 001-32320

Dear Ms. Klocke:

  We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director